UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 23, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES ORDERS OF OVER $4 MILLION FOR MULTIPLE SYSTEMS
FROM A TOP SEMICONDUCTOR FOUNDRY

For Fan-Out Wafer-Level Packaging Application; expecting additional orders in December

MIGDAL HAEMEK, Israel – November 23, 2015 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that one of the world’s leading semiconductor foundries placed multiple orders totaling over $4 million for inspection and metrology systems to be installed in the fourth quarter of 2015. Further additional orders are expected in December for delivery in the first quarter of 2016.

The equipment will be used for the inspection and metrology of various applications, including Fan-Out and other solutions for advanced packaging markets.

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented, “Camtek has long standing relationships with industry leaders and a very significant install base worldwide. This order from one of the top semiconductor manufacturers positions our Eagle product family as the tool of choice for critical inspection steps in a demanding Advanced Packaging application.”

Continued Mr. Langer: “The strong demand in the Advanced Packaging segment is driven by the latest generation of ultra-thin mobile devices such as smartphones and tablets, looking to maximize space and power efficiencies. Camtek’s expertise in metrology and inspection in this market segment together with our increasing market share supports our projections for continuous growth in the Semiconductor Division for the remainder of this year and beyond.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.